

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-mail
Jeffrey M. Leiden
Chief Executive Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, MA 02139-4242

> **Re:** **Vertex Pharmaceuticals Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 000-19319**

Dear Mr. Leiden:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. We note that you incorporate by reference into Part III of your Form 10-K certain information from your definitive proxy statement for your 2013 annual meeting of shareholders. Please note that we may have further comments after reviewing this information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Notes to Consolidated Financial Statements

I. Intangible Assets and Goodwill
Intangible Assets
Alios Collaboration, page F-27

2. You state "there was no impairment to the program in the third quarter of 2012 because of the advancement of ALS-2200." Please tell us why ALS-2200 and ALS-2158 were not

separately valued at the date of acquisition.   Cite the accounting guidance used in your determination.

P. Income Taxes, page F-34

3. With respect to the tax rate reconciliation, please clarify for us:

- The nature of the foreign rate differential that increases the provision each year presented and to what foreign operations the differential relates considering that you incurred foreign pre-tax losses each year; and
- The nature of the unbenefited operating losses, to what operations (United States versus foreign) it relates and why it decreases the tax provision in 2012 and 2011.

Provide us proposed revised disclosure to be included in future filings addressing these items.

4. You state it is not "practical" to determine the amount of unrecognized deferred U.S. federal income tax liability. Please provide us proposed disclosure to be included in future filings that complies with ASC 740-30-50-2.c. which requires disclosure of the amount of unrecognized deferred tax liability, if practicable, or a statement that determination is not *practicable*.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant